

Mail Stop 3561

June 29, 2017

<u>Via E-mail</u>
Stuart C. Haselden
Chief Financial Officer
lululemon athletica inc.
1818 Cornwall Avenue
Vancouver, British Columbia V6J 1C7

**Re: lululemon athletica inc.
           Form 10-K for the Year Ended January 29, 2017
           Filed March 29, 2017
           File No. 001-33608**

Dear Mr. Haselden:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended January 29, 2017</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Comparison of Fiscal 2016 to Fiscal 2015</u>
<u>Income Tax Expense, page 24</u>

1.   We note your disclosures in Note 15 indicate that you experienced a significant increase in pre-tax foreign income in fiscal 2016 while your domestic income before tax has declined over the past three years. Please explain the cause of the increase in your foreign income and the domestic loss of $30,955 in fiscal 2016 when 74% of your revenue is domestic. Please also explain how the effective tax rate was impacted by the mix of foreign and domestic income/(loss), including the impact of any intercompany agreements such as the effect of your Advance Pricing Arrangement on your foreign tax rate differential adjustment. Please expand your disclosure in management's discussion and analysis to describe any expectations about

trends that may impact your current or future tax expense. Please refer to Item 303(a)(3) of Regulation S-K and SEC Release No. 33-8350.

Non-GAAP Financial Measures
Effective tax rate and diluted earnings per share, excluding tax and related interest adjustments, page 29

2.   We note you have adjusted the effective tax rate and diluted earnings per share to exclude certain tax and related interest adjustments. From your disclosure on page 59, it appears these adjustments are related to tax on transfer pricing adjustments, repatriation of foreign earnings and foreign tax credits. Please explain why you believe these adjustments are not normal, recurring, cash operating expenses necessary to operate your business. Refer to Question 100.01 of the Compliance and Disclosure Interpretations issued on May 17, 2016. Additionally, please clarify your disclosure to explain in greater detail the reasons why you believe these measures provide useful information to investors. Please refer to the guidance in Item 10(e)(1)(i)(C) of Regulation S-K.

Notes to the consolidated financial statements
15. Income Taxes, page 57

3.   We note that no deferred income taxes have been recognized on cumulative undistributed earnings of foreign subsidiaries of $866.2 million as these earnings are considered indefinitely reinvested. However, we note that you have repatriated a portion of your foreign earnings in fiscal 2015 and 2014 and also incurred domestic net loss before income taxes in fiscal 2016. Please tell us how you were able to conclude that all of your undistributed earnings of foreign subsidiaries should be considered to be indefinitely reinvested pursuant to ASC 740-30-25-17. Please address your specific plans for reinvestment for these undistributed earnings that demonstrate remittance of the earnings would be postponed indefinitely.

Form 10-Q for the quarter ended April 30, 2017
Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 22

4.   We note that you present a full non-GAAP income statement when reconciling non-GAAP measures to the most directly comparable GAAP measures on page 24 and in your first quarter earnings release. Please reconcile without presenting a full non-GAAP income statement. See Question 102.10 of the Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Myra Moosariparambil at (202) 551-3796 or Nasreen Mohammed at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Craig Arakawa

Craig Arakawa
Accounting Branch Chief
Office of Beverages, Apparel, and
Mining